

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

THE COMPANY

1.   Name of issuer: **H & G Science, Inc.**

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Ed Glicken*
Dates of Board Service:	December 1, 2018 – present
Principal Occupation:	Chief Executive Officer
Employer:	H & G, Science Inc.
Dates of Service:	September 2015 - present
Employer's principal business:	Healthcare
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
	None
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

Employer:	H & G, Science Inc.
Employer's principal business:	Biotechnology
Title:	CEO
Dates of Service:	September 2015 - present
Responsibilities:	Day to day operations, Business development.

Name:	*Kevin Henretta*
Dates of Board Service:	December 1, 2018 – present
Principal Occupation:	Chief Technology Officer
Employer:	H & G, Science Inc.
Dates of Service:	September 2015 - present
Employer's principal business:	Healthcare

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Asahi Kasei Bioprocess America, Inc.
Employer's principal business:	Custom commercial scale production equipment for the pharmaceutical industry.
Title:	Senior Design Engineer
Dates of Service:	September 2017 - present
Responsibilities:	Custom equipment design and fabrication drawings



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: *Ed Glicken*

Title:	Chief Executive Officer
Dates of Service:	September 2015 - present
Responsibilities:	Oversees all business activities

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	H & G, Science Inc.
Employer's principal business:	Biotechnology
Title:	CEO
Dates of Service:	September 2015 - present
Responsibilities:	Day to day operations, Business development.

Name: *Kevin Henretta*

Title:	Chief Technology Officer
Dates of Service:	September 2015 - present
Responsibilities:	Oversees all scientific related activities

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Employer:	Asahi Kasei Bioprocess America, Inc.
Employer's principal business:	Custom commercial scale production equipment for the pharmaceutical industry.
Title:	Senior Design Engineer
Dates of Service:	September 2017 - present
Responsibilities:	Custom equipment design and fabrication drawings



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Ed Glicken	25,000,000	**50%**
Kevin Henretta	25,000,000	**50%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE COMPANY

H & G, Science Inc ("H&G", "H&G Science"). aims to facilitate the safe and effective treatment of diseases. We have provisional patent filings and intellectual property that facilitates both novel drug discovery and the commercial-scale extraction and purification of natural and synthetic therapeutic compounds. Our current primary focus is in the use of tocotrienols to prevent and treat cancer and other diseases. Tocotrienols, most easily obtained from naturally occurring red palm, have been indicated as anti-cancer agents, radiation protecting agents, and preventive agents against many other diseases and ailments. We are positioned to be the first and possibly only supplier of the highly-purified isoforms needed for optimum efficacy in this market.

The company members are:

> **Ed Glicken, *CEO*** – Ed has a formal background as an attorney and is actively involved in relationships with key researchers and practitioners in natural cancer therapy, radiation protection and anti-inflammatory development. Ed has negotiated agreements with key commercial-scale supply and manufacturing operations, as well as key clinical practitioners positioned to run studies needed for effective market entry.

> **Kevin Henretta, *CTO*** – Kevin has a formal background in chemistry and 20 years of experience developing large-scale purification and extraction technologies. Kevin is a leading expert on tocotrienol extraction and purification, as well as other natural and synthetic product purification techniques.

TOCOTRIENOLS

It is common for naturally occurring compounds to exhibit valuable anti-disease behavior, and tocotrienols are not the first to potentially enter the anti-cancer market. Taxol, now one of the leading standard-of-care cancer treatment agents, originated as a natural extract from the bark of the Pacific yew tree. As concerns grew over sustainability of the natural compound, the industry developed synthetic alternatives, which provided the added



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

benefit of intellectual property protection through patents (naturally occurring compounds cannot be patented for oral administration). The result is a host of synthetic Taxol derivatives that are quite toxic, with side effects that are considered intolerable to many patients and practitioners. Tocotrienol, which has been proven to be completely side effect free, is in a unique position to avoid a similar fate due to the massive palm oil industry that produces a byproduct containing enough tocotrienol to supply the potential world market. Intellectual property protection, which has already started, is obtained through development of proprietary approaches to the extraction and purification of the compounds, formulations with other therapeutic agents, and semi-synthetic modifications to the tocotrienol molecules.

THE OPPORTUNITIES

H&G Science is currently negotiating supplying its unique isoform extractions for multiple clinical interest areas as described in the below sections.

- ***RADIATION PROTECTION & CANCER TREATMENT (Colorectal): Major U.S. Cancer Center*** –
    - We are involved in ongoing discussions with a leading rectal cancer specialist who has conducted his own animal studies and seen the exciting radio-protectant properties of tocotrienols first-hand. He also demonstrated that tocotrienols, while protecting healthy cells from the harms of ionizing radiation, act to sensitize tumors to radiation treatments. He has submitted a proposal to team with us and perform a formal clinical trial with his patients to demonstrate the radiation-sensitizing effect of gamma-tocotrienol on colon cancer tumors.
    - The preferred administration mode for this study is expected to yield valuable intellectual property in the form of patent filings on the this unique use of gamma-tocotrienol for treating colon cancer tumors, and ultimately treating many other forms of cancer with the tocotrienol isoforms.

- ***CANCER TREATMENT (Pancreatic): Major U.S. Cancer Center*** –
    - Leading MD/PhD, is ready to enter Phase Ib/II clinical trials on the use of delta-tocotrienol for the prevention of pancreatic cancer metastasis after surgical tumor removal. Phase Ia data has shown that delta-tocotrienol, when administered alongside the current standard of care, dramatically decreases the risk of pancreatic cancer recurrence in patients who have undergone tumor removal and colon resection surgery. Further data indicates that when administered as a maintenance dose, tocotrienol can delay or eliminate relapse in treated patients.
    - Any clinical trial data substantiating this will be usable for further research and business opportunities. In return for funding the clinical trial and supplying the tocotrienol, H&G will secure an exclusive right to already filed patents on the use of delta-tocotrienol in this application and secure an exclusive right to mass produce the tocotrienol necessary for supplying the treatment to market.

- ***RADIATION PROTECTION (Cardiac Fluoroscopy/General Fluoroscopy): Major U.S. Health Center***
    - We have received a formal proposal to run Phase I/II human clinical trials on tocotrienol as radiation protection agents for patients undergoing cardiac imaging procedures. This particular opportunity presents an ability to more directly market an over-the-counter supplement to everyday consumers for protection against environmental radiation, as well as a more targeted single or double-dose regimen for patients undergoing these radiation intensive procedures and diagnostic screenings.
    - The initial target market will be practitioners and patients of the procedure, but a potential consumer over-the-counter health supplement business would most likely be enabled in the years to follow. Pharmaceutical versions could potentially become standard protocol for all radiation producing testing procedures from x-rays to fluoroscopy.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Trademark, Copyright and Intellectual Property

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Legal Protection of Our Intellectual Property.
Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be very expensive and distract our management.

Potential Inadvertent Infringement of The Intellectual Property Rights of Others.
Our success depends in part on avoiding the infringement of other parties' patents and proprietary rights. In the United States, patent applications filed in recent years are confidential for 18 months, while older applications are not published until the patent issues. As a result, there may be patents of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents or patent applications. These third parties could bring claims against us that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of our product(s) in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with ours. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of our product(s) in other markets not covered by the infringement action. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us would likely delay the regulatory approval process, harm our competitive position, be very costly and require significant time and attention of our key management and technical personnel.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Intellectual Property.
Our success depends in part on our ability to obtain and maintain intellectual property protection for our product(s) as well as our technology and know-how. Our policy is to seek to protect our product(s) and our technologies by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our products. Some of these patents will be, or have been, filed by the institutions we will be utilizing to conduct our clinical trials. The patent positions of companies like ours are generally uncertain and may involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of these patent applications will result in the issuance of any patents. Issued patents and those that may issue in the future may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property.

Confidentiality of Trade Secrets.
In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we have entered into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. Individuals with whom we have these agreements may not comply with their terms. In the event of the unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our operating results, financial condition and future growth prospects.

<u>Key Personnel, Service Providers, and Company Control</u>

Importance of Key Personnel.
Our success is highly dependent on the continued services of a limited number of skilled managers and scientists. The loss of any of these individuals could have a material adverse effect on us.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Third party providers.

We rely on third-party service providers to operate our token platform, website and fundraising. Any interruption or downtime in these third-party services, could have a negative impact on our ability to raise additional funds. The inability to secure a new platform or any disruption in the availability of our platform could lead to downtime of our website and or platform, which could materially adversely affect our business, prospects and operating results. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs.

Reliance on third parties to perform clinical data collection and analysis.
We rely on third parties to perform data collection and analysis with respect to our clinical trials. which may result in costs and delays that prevent us from successfully commercializing our product(s). We do not have the personnel resources to conduct all of the activities relating to the collection and analysis of data from our clinical trials. We rely and will continue to rely on clinical investigators, third-party clinical research organizations and consultants to perform many of these functions.

100% of our Common Stock is owned by our CEO and CTO.

As of the date of this Offering Circular, Ed Glicken, our CEO, and Kevin Henretta, our Chief Technology Officer, own 100% of the shares of our issued and outstanding Common Stock, thus combined controlling 100% of our voting power. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

TocoCoin Tokens have no voting rights.

Because the TocoCoin Tokens have no voting rights, investors will not be able to participate in any stockholder votes, including, the election of any directors.

<u>Cybercrime and Reliance on New Technologies</u>

The Company is vulnerable to hackers and cyber-attacks.

As our business relies on the internet to, among other things, issue and transfer Tokens, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on H & G Science, Inc. or in its computer systems



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on H & G Science, Inc. could harm our reputation and materially negatively impact our financial condition and business.

If we are unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, or cause existing users to stop using our Platform or our partners' Platform(s).

Risks related to ERC-20 Smart Contracts.

TocoCoin Tokens are ERC-20 smart contracts. An ERC-20 smart contract is a cryptographic asset issued on the Ethereum blockchain that implements basic features in order to be compatible with existing software such as digital wallets. There are certain technology risks associated with the ownership of ERC-20 smart contracts which do not exist with typical certificated securities. Third parties could hack digital wallet providers resulting in the loss of TocoCoin Tokens held by investors. Among other cyberbreaches of digital wallet providers, in April 2018, digital wallet provider myetherwallet.com's servers were hacked, and users were unknowingly directed to a phishing site that resembled the wallet provider, resulting in the theft of tokens such users deposited into the digital wallets. Other technology risks include, but are not limited to the following: • The smart contracts may contain software weaknesses or bugs; • If your crypto-wallet credentials are lost or stolen, your TocoCoin Tokens will be unrecoverable and will be permanently lost; • Incorrectly transferred TocoCoin Tokens may be irretrievable; • Third parties may hack the TocoCoin Token sale process, your crypto-wallet or the Company's systems; and • There could be errors or other problems with the Ethereum protocol on which the TocoCoin Tokens are built. If any of the above conditions exist or arise, it could adversely affect the receipt, transferability and value of TocoCoin Tokens, or the total loss of TocoCoin Tokens. The Company shall maintain on its website best practices for storing and maintaining crypto-wallets that hold TocoCoin Tokens.

Risk of software weaknesses.

TocoCoin Tokens and the related software and technology and technical concepts and theories are still in an early development stage and unproven, and there is no warranty that the process for receiving and ownership of TocoCoin Tokens will be uninterrupted or error-free and there is an inherent risk that the software, TocoCoin Tokens and related technologies and theories could contain weaknesses, vulnerabilities or bugs causing, inter alia, the partial or complete loss of TocoCoin Tokens.

Errors in source code or latent terms not disclosed to the investors.

To the extent the source code and algorithm setting the rights and the features of the TocoCoin Tokens contains errors or latent terms not disclosed to the investors, or use unsafe algorithms, these errors and hidden terms may result in losses to investors and substantially dilute the value of the TocoCoin Tokens. While it is our policy to replace any TocoCoin Tokens that are lost as a result of programming errors or latent terms, if such TocoCoin Tokens are replaced, and the lost TocoCoin Tokens are recovered by a third party, the same would result in the dilution of the outstanding TocoCoin Tokens.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Risk of loss of your credentials.

Your TocoCoin Tokens will be held in a crypto-wallet. Your crypto-wallet stores your private key and public keys. Public keys allow outside parties to transmit cryptocurrencies into your digital wallet. Private keys allows you to receive, hold, access and transfer TocoCoin Tokens. Accordingly, loss of requisite private key(s) associated with your wallet will result in your inability to access your TocoCoin Tokens, and they will be unrecoverable. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your TocoCoin Tokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to receive and store TocoCoin Tokens, including your own failure to properly maintain or use such wallet, may also result in the loss of your TocoCoin Tokens.

Incorrect or fraudulent token transactions may be irreversible.

Digital security transactions are irrevocable and stolen or incorrectly transferred TocoCoin Tokens may be irretrievable. Token transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, token transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of a TocoCoin Token or a theft of a TocoCoin Token, generally will not be reversible and you may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, TocoCoin Tokens could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. For example, if TocoCoin Tokens are sent to a contract that is not ERC-20 compatible, the transaction will not be rejected because the contract will not recognize the incoming transaction, and the TocoCoin Tokens could therefore get stuck in limbo and essentially be lost. Although the Company shall maintain on its website best practices for storing and maintaining crypto-wallets that hold TocoCoin Tokens, the failure to precisely follow the procedures for buying, receiving and transferring TocoCoin Tokens, including, for instance, providing an incorrect wallet address, or providing an address that is not ERC-20 compatible, may result in the loss of your TocoCoin Tokens.

Cybercrime.

The acquisition and management of TocoCoin Tokens is inherently subject to the risk of cybercrime that is difficult to manage and mitigate. This may result in concerted attempts and even successful attempts to hack the TocoCoin Token sale process and the Sites and software used to manage contributions received in respect of TocoCoin Tokens. The TocoCoin Token sale process may be subject unauthorized access, hacking and/or theft of TocoCoin Tokens. Any unauthorized access or cybercrime may result in theft or loss or inability to access subscriptions, impacting the ability to issue TocoCoin Tokens.

Breaches of our systems.

Any breach of ours, our partners and/or our third-party providers' (systems), databases, or other information may have a significant legal and monetary impact on our business and reputation.

<u>Assumed Risks of Digital Assets</u>

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The TocoCoin Tokens may be subject to registration under the Exchange Act if we have assets above $10 million and more than 2,000 holders of TocoCoin Tokens, which would increase our costs and require substantial attention from management.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. The Company could trigger this requirement as a result of the Offerings and be required to register the TocoCoin Tokens with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, the Company will have materially higher compliance and reporting costs going forward.

The tax treatment of TocoCoin Tokens is uncertain and there may be adverse tax consequences for purchasers upon certain future events.

Because the TocoCoin Tokens represent Class A Non-Voting Preferred Stock, we believe they will be treated as securities for US tax purposes. The IRS, however, could make a determination that digital assets are not taxed in the same manner as securities, in which case the purchase and issuance of TocoCoin Tokens could result in unexpected tax treatment. Therefore, each purchaser should seek his, her or its own tax advice in connection with an investment in TocoCoin Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as cryptocurrencies and digital securities, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and digital security industry, as well as blockchain networks, include, without limitation: • Worldwide growth in the adoption and use of BTC, ETH and other blockchain technologies; • Government and quasi-government regulation of BTC, ETH and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Ethereum network; • General economic conditions and the regulatory environment relating to cryptocurrencies; or • A decline in the popularity or acceptance of BTC, ETH or other blockchain-based tokens or coins, would adversely affect our results of operations. The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance of TocoCoin Tokens.

Some market participants may oppose the development of blockchain-based systems and tokens like the TocoCoin Token.

Many participants in the system currently used in the private equity markets may oppose the development of alternative systems. The market participants who may oppose such a system may include market participants with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate could be adversely affected by any actions of any such market participants



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

that result in additional regulatory requirements or other activities that make it more difficult for us to operate, which could have a material adverse effect on our business or the TocoCoin Token.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the TocoCoin Tokens may also be subject to significant price volatility.

**The prices of blockchain assets such as BTC have historically been subject to dramatic fluctuations and are highly volatile, and the market price of TocoCoin Tokens may also be highly volatile. Several factors may influence the market price of the TocoCoin Tokens, including, but not limited to: • Global blockchain asset supply; • Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; • Investors' expectations with respect to the rate of inflation; • Interest rates; • Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; • Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the TocoCoin Tokens may be traded and liquidity on such exchanges; • Interruptions in service from or failures of major blockchain asset exchanges on which the TocoCoin Tokens may be traded; • Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in us, TocoCoin Tokens or other blockchain assets; • Monetary policies of governments, trade restrictions, currency devaluations and revaluations;
• Regulatory measures, if any, that affect the use of blockchain assets such as the TocoCoin Tokens; • Global or regional political, economic or financial events and situations; or • Expectations among blockchain asset participants that the value of the TocoCoin Tokens or other blockchain assets will soon change. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including TocoCoin Tokens. For example, a security breach that affects investor or user confidence in BTC and ETH may affect the industry as a whole and may also cause the price of TocoCoin Tokens and other blockchain assets to fluctuate.**

Risks association with the Ethereum protocol.

Because TocoCoin Tokens are based on the Ethereum blockchain, any malfunction, breakdown or abandonment of the Ethereum protocol may result in the loss of or inability to transfer TocoCoin Tokens. The Ethereum network is prone to periodic congestion during which transactions could be delayed or lost. Individuals may also intentionally spam the Ethereum network in an attempt to gain an advantage in purchasing cryptographic tokens. That may result in a situation where block producers may not include an investors transaction at the time such investor expects, or an investor's transaction may not be included at all. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks by undermining or vitiating the cryptographic consensus mechanism that underpins the Ethereum protocol. Also, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could adversely impact the ability to transfer the TocoCoin Tokens, resulting in a significant loss of value of the TocoCoin Tokens.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and, therefore, may be subject to fraud and failures.

When cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, such events could result in a reduction in cryptocurrency prices or confidence. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, commodities or currencies. For example, during the past three years, a number of bitcoin exchanges have closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that may provide larger exchanges with some stability, larger exchanges may be more appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely targets of regulatory enforcement actions. We do not maintain any insurance to protect from such risks, and do not expect any insurance for customer accounts to be available (such as federal deposit insurance) at any time in the future, putting customer accounts at risk from such events.

It may be illegal now, or in the future, to acquire, own, hold, sell or use BTC, ETH, or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries.
Although currently BTC, ETH, and other cryptocurrencies, the blockchain and digital assets generally are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets.

Such restrictions may adversely affect the holders of TocoCoin Tokens. Our failure to comply with existing or future regulations, including federal securities laws that apply to subsequent sales of tokens, including transfers on trading platforms that may be operating without compliance with applicable federal securities laws, could result in an enforcement action against us by the SEC, the criminal liability of our principals or civil liabilities being imposed against us, which could result in our requirement to pay substantial penalties or damages, or otherwise have a material adverse effect on our business.

The regulatory regime governing blockchain technologies, cryptocurrencies, TocoCoin Tokens and coin offerings is uncertain, and new regulations or policies may materially adversely affect the value or transferability of the TocoCoin Tokens.

Regulation of tokens (including TocoCoin Tokens) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the value or transferability of TocoCoin Tokens. Failure by us or the holders of TocoCoin Tokens to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission ("CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

<u>Additional Financing</u>

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, impact our business operations, negatively impact our financial condition, and/or reduce our profitability.

Foreign Securities Laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject the Company to regulatory actions in such foreign jurisdictions.

Our financial statements include a going concern note.

As a going concern, our ability to continue for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue for a reasonable period of time.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited liquidity and possible manipulation of digital based assets.

To our knowledge, there is currently no formal licensed marketplace for the resale of TocoCoin Tokens. To the extent any future exchanges are registered with the SEC, we may apply for listing on one or more such exchanges, and for registration of TocoCoin Tokens for listing and trading on an exchange under Section 12(b) of the Securities Exchange Act. However, there is no guarantee that the SEC will license any cryptosecurities exchanges, that any licensed exchange will accept TocoCoin Tokens for listing, that we will be able to satisfy the registration requirements of the Securities Exchange Act of 1934 for listing and trading on an exchange, or that there will be demand for the TocoCoin Tokens. In addition, it is difficult to predict if we will ever be acquired by a larger company. Therefore, investors should assume that they may not be able to liquidate their investment for some time.

This Offering is being conducted on a "best efforts" basis and requires only a $25,000.00 minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

The Offering is on a "best efforts" basis and *requires only a $25,000.00 minimum amount to be raised.* If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Limited operating history and no substantial profit or substantial operating revenue.

We have limited assets, a limited operating history, and minimal operating revenue to date. We are still working on developing various features of our platform. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Highly Regulated Sectors
Product improvements.

In order to compete, we need to rapidly make updates to our product offerings as the market demands. The development of such components and enhancements to our platform will require significant capital funding, expertise of management and time and effort in order to be successful. It is possible that one or more of these contemplated enhancements may never be developed or released. Even if successfully developed and released, such enhancements may not be successful and may not result in an increase in revenue.

Government regulation, legislation, and censorship.

We are subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have a negative impact on our business.

Clinical Trials.
Much of the initial investment funds are allocated to conducting FDA-regulated clinical trials. While we aim to be diligent in adhering to all required timelines, practices, and filings, as well as designing multiple studies across many areas for the best chance of success, there is no guarantee that the results of the clinical studies will open the door for successful market entry.

While some areas of proposed clinical research have already shown positive results through past studies performed by third parties, there are some areas of proposed research that are only positioned on successful laboratory and, in some cases, animal data.

Development Stage Company.
We are a development stage company without significant revenues or profits. We cannot ensure that our clinical testing will be successful, that regulatory approval will be obtained, or that we will be able to successfully market, license and/or sell our product(s). We also cannot ensure that we will not encounter unexpected difficulties, which will have a material adverse effect on us, our operations or our properties.

FDA Compliance.
Our research, development, testing, manufacturing, marketing, and distribution of our product(s) are, and will continue to be, subject to extensive regulation, monitoring, and approval by FDA and other government agencies, potentially in ways that we cannot currently predict.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

Liability Claims.
Our profitability will be affected if we incur product liability claims in excess of our insurance coverage. The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability.

Drug Reimbursement, Pricing and Regulations.
Our ability to generate revenue from our product will depend on reimbursement and drug pricing policies and regulations. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available under the prevailing health care legislation, and if reimbursement should become available, that it will not be decreased or eliminated in the future. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product(s). We are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect this legislation or regulation would have on our business.

Foreign Regulatory Approval.
Failure to obtain regulatory approval in foreign jurisdictions would prevent our product from being marketed abroad.

Regulation of Our Manufacturing Process.
Our manufacturing process is subject to a variety of federal, state and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals. Although we believe that we are in material compliance with these laws, rules and regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or cessation of operations. Third parties may also have the right to sue to enforce compliance. Moreover, it is possible that increasingly strict requirements imposed by environmental laws and enforcement policies could require us to make significant capital expenditures. The operation of a manufacturing plant entails the inherent risk of environmental damage or personal injury due to the handling of potentially harmful substances, and there can be no assurance that we will not incur material costs and liabilities in the future because of an accident or other event resulting in personal injury or unauthorized release of such substances to the environment. In addition, we generate hazardous materials and other wastes that are disposed of at various offsite facilities. We may be liable, irrespective of fault, for material cleanup costs or other liabilities incurred at these disposal facilities in the event of a release of hazardous substances by such facilities into the environment.

The Subscription Agreement and the Company's Amended and Restated Certificate of Incorporation include exclusive venue provisions, and the Subscription Agreement provides that investors waive the right to a jury trial in connection with any action, suit or counterclaim arising out of the Subscription Agreement.

By executing a Subscription Agreement for this Offering, investors shall be agreeing to waive their constitutional right to have any disputes, claims, or controversies arising out of or relating to the Subscription Agreement or their investment in us, including, but not limited to, claims under US federal securities laws, decided by a jury. Pursuant to the Subscription Agreement and the Company's Amended and Restated Certificate of Incorporation, investors will also be agreeing that the State of Minnesota shall be the sole and exclusive forum for, among other things, (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act;



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

or (iv) any action, suit or counterclaim arising out of the Subscription Agreement. Therefore, investors may be compelled to travel to Minnesota to prosecute or defend any claims involving the Company.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>**Please only invest what you can afford to lose.**</u>



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

THE OFFERING

9. What is the purpose of this offering?

To raise funds to:

1. Secure several manufacturing and formulation patents.
2. Manufacture novel patent pending molecule.
3. Produce tocotrienol for human clinical trials.
4. Proceed with a larger Reg A+ or Reg D offering.
5. Secure and initiate several human clinical trials.
6. Cover legal and operational expenses and fees.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	***If Maximum Amount Sold***
Total Proceeds	$25,000	$1,070,000
Less: Offering Expenses (FP fees)	$2,000	$85,600
Net Proceeds	$23,000	$984,400
Estimated Use of Net Proceeds		
(A) Manufacture patent pending molecule for treatment of brain and other cancers		$50,000
(B) Test patent pending molecule for anti-cancer activity		$35,000
(C) Corporate structuring, start FDA filings, and secure options on key clinical trials outlined in business plan		$10,000
(D) Marketing activities and SEC filings for securing further funding	$13,000	$115,000
(E) Begin tocotrienol manufacturing improvement research, and file patents on novel approaches		$250,000
(F) Initiate Phase I/II clinical trial in one of the areas described in the business plan		$120,000
(G) Operational costs, staffing and legal	$10,000	$404,400
Total Use of Net Proceeds (Estimated)	**$23,000**	**$984,400**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the “minimum offering proceeds”) for this Offering of $25,000. After the Minimum Offering Proceeds, have been reached, and the company decides to have a close of the regulation crowd funding offering, the funds will be released to the company and a copy of the subscription agreement will be emailed to each investor as part of that closing. Then, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

TERMS OF THE SECURITIES

Terms of Tokens

Class A Non-Voting Preferred Stock deliverable in token form (the "TocoCoin Tokens")

The TocoCoin Token will represent a single share of Class A Non-Voting Preferred Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

Blockchain: Ethereum Blockchain.

Exchanges: TocoCoin Tokens are intended to be listed for trading on any Alternative Trading Service ("ATS") that are licensed by the SEC, if and when any such exchange is launched, and if and when, TocoCoin Tokens are accepted for listing on such exchange.

Material Terms

Voting Rights: TocoCoin Tokens represent shares of Class A Non-Voting Preferred Stock and, except as required under Minnesota law, do not have the right to vote on any matters.

Restrictions on Transfer: 1 year from closing of this Offering



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Dividends/Distributions: TocoCoin Tokens do not have the right to participate in any dividends declared by the Board of Directors. TocoCoin Token holders have a right to distributions as defined in the Certificate of Incorporation and bylaws.

Redemption Rights: None.

Other: None.

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

SECURITIES BEING OFFERED

In this Offering, we are offering to investors Class A Non-Voting Preferred Stock

Our authorized capital stock consists of 15,000,000 shares of Class A Non-Voting Preferred Stock, $0.0001 par value per share. In connection with the authorized capital stock, 15,000,000 TocoCoin Tokens, $0.0001 par value per token shall be created and disseminated as a digital representation of the Class A Non-Voting Preferred Stock. Holders of TocoCoin Tokens shall have the any and all rights assigned to the Class A Non-Voting Preferred Stock, with each one token representing one share of the Class A Non-Voting Preferred Stock. As of June 1, 2019, we had 0 Class A Non-Voting Preferred Stock outstanding and 0 TocoCoin Tokens outstanding.

The rights of investors in Class A Non-Voting Preferred Stock are governed by our Certificate of Incorporation, which are described below, and the rights of the holders of TocoCoin Tokens are governed by our Certificate of Incorporation and the terms of the smart contract for the TocoCoin Tokens, which are described below.

Certificate of Incorporation

Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding Class A Voting Common Stock Shares, to increase the number of authorized Class A Non-Voting Preferred Stock or TocoCoin Tokens and there is no limit on the number of shares of Class A Non-Voting Preferred Stock or TocoCoin Tokens that may be authorized and issued. Any Class A Non-Voting Preferred Stock Shares or TocoCoin Tokens that may be repurchased by the Company may be retired. The Board of Directors, with the approval of the holders of the Class A Voting Common Stock may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Class A Non-Voting Preferred Stock Shares.

The holders of TocoCoin Tokens, will be entitled to the "Revenue Participation Distributions" as set forth for Class A Non-Voting Preferred Stock and Class A Voting Common Stock and defined below (each a "Class A Share" and together, the "Class A Shares"). Holders of TocoCoin Token have no rights to dividend distributions as elected by the Board of Directors for Class A Voting shares or otherwise. Upon our liquidation, dissolution or winding-up, the holders of Class A Shares, together with the holders of our TocoCoin Tokens, are entitled to share ratably in all assets that are legally available for distribution. For purposes of clarity, in connection with any liquidation, dissolution or winding up of the Company, each Class A Share shall be entitled to receive the same distribution as set forth in the Certificate of Incorporation.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Revenue Participation Distributions: The holders of TocoCoin Tokens, a representation of the Class A Non-Voting Preferred Stock, will be entitled to Revenue Participation Distributions: Revenue Participation Distributions shall be determined through the following procedure:

A percentage of gross revenue as determined by gross income reported on the most recent yearly IRS tax filing. The exact formula for calculating gross revenue from the IRS form: ____________________:
The percentage of Revenue distributed to holders of TocoCoin Tokens shall increase over six years, with a maximum distribution of six percent (6%) in aggregate to all holders of TocoCoin Tokens. Distributions will begin with zero (0%) of the Company's revenue shared with holders of TocoCoin Tokens for the taxable year 2020. Distributions will take place annually, no later than June 30 of the year following the applicable IRS reporting year. Each year following the tax year 2020 shall increase distributions of revenue by one percent (1%), until the maximum distribution amount of six percent (6%) revenue is distributed in aggregate to all 15,000,000 tokens. This six percent (6%) maximum distribution amount shall remain in effect for the years following maturation. The aggregate annual revenue percentage is divided amongst all 15,000,000 TocoCoin Token. Should the company repurchase a TocoCoin Token and retire the coin, the Class A Non-Voting Preferred share shall stay with the company and shall continue to receive its distribution of the aggregate revenue distribution. For the sake of clarity, if 5,000,000 TocoCoin Tokens (1/3 of the tokens) are repurchased on or after the seventh year, 1/3 of the distributed 6% revenue or 2% of the aggregate revenue distributed shall stay with the company.

The holders of TocoCoin Tokens and Class A Non-Voting Preferred Stock have no preemptive, subscription, redemption or conversion rights.

The holders of Class A Non-Voting Preferred Stock and the holders of TocoCoin Tokens have no voting rights, except as provided under Minnesota law.

While the TocoCoin Tokens are a digital representation of the Class A Non-Voting Preferred Stock, each is a different class of security and are therefore not fungible with each other. There are no differences between the ownership or transferability of TocoCoin Tokens and Class A Non-Voting Preferred Stock, except TocoCoin Tokens, which are in the form of an ERC-20 Smart contract, are transferable electronically with the approval of our transfer agent.

We do not currently intend to issue digital securities representing Class A Common Shares.

<u>Terms of the TocoCoin Tokens under the Smart Contract</u>

The TocoCoin Tokens are smart contracts based on the ERC-20 standard, modified to address the requirements of securities law and to limit the ability of wallet holders or any persons other than the stock transfer agent to transfer or otherwise change the number of TocoCoin Tokens in a wallet. The smart contract may be changed only by the stock transfer agent by providing the transfer agent with a signed notarized sworn affidavit attached to a letter explaining the loss and providing a new Ethereum wallet address. The smart contact has no transfer functionality that can be accessed by a securities holder. Therefore any vulnerabilities, including bugs, errors or hacks, can be fixed by issuing a new smart contract to the affected securities holders. Because the TocoCoin Tokens represent our Class A Non-Voting Preferred Stock, there is no limitation embedded in the smart contract on the number of TocoCoin Tokens that can be created. The overall potential number of TocoCoin Tokens will be a function of corporate law, and will be increased in accordance with laws of the state of Minnesota and our Certificate of Incorporation and Bylaws. Under the terms of the smart contract, a single TocoCoin Token may be divided into fractions of a TocoCoin Token, as when and as allowed by the Transfer Agent and applicable local, state, and federal laws. We will enter into a Service Agreement with Securrency to provide software and services relating to the recording of the issuance, transfer and registration of the TocoCoin Tokens and associated holders through their platform.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

The TocoCoin Token smart contract shall require authorization of the Transfer Agent to transfer TocoCoin Tokens, which will record all transfers in the transfer ledger. To effect a transfer, the applicable broker-dealer will confirm that a requested transfer is permitted under applicable securities law, verify the purchase agreement terms, and obtain the seller and purchaser wallet addresses. The Transfer Agent will then obtain verification from Prime Trust that the transfer is permitted pursuant to applicable KYC/AML laws, and if so, shall approve the transfer and enter the new investor data into the stock ledger. Each holder shall have control of their own private key for their digital wallet that holds their TocoCoin Tokens. If a holder desires to transfer their TocoCoin Tokens, the smart contract will communicate with the Transfer Agent, _____, which shall be required to confirm the transfer and record it in the transfer ledger, prior to completion of the transfer.

Bonus Tokens for bonus qualifying funds

By investing $100.00 or more ("bonus qualifying funds") in the TocoCoin Token at early bird tiers listed below, an investor will receive bonus Tokens at the following rate:

- The first $10,000 of bonus qualifying funds raised will receive 100% bonus Tokens.
- The next $20,000 ($10,005 to $30,000) of bonus qualifying funds raised will receive 75% bonus Tokens.
- The next $20,000 ($20,005 to $50,000) of bonus qualifying funds raised will receive 60% bonus Tokens.
- The next $50,000 ($50,005 to $100,000) of bonus qualifying funds raised will receive 50% bonus Tokens.
- The next $50,000 ($100,005 to $150,000) of bonus qualifying funds raised will receive 40% bonus Tokens.
- The next $50,000 ($150,005 to $200,000) of bonus qualifying funds raised will receive 35% bonus Tokens.
- The next $50,000 ($200,005 to $250,000) of bonus qualifying funds raised will receive 30% bonus Tokens.
- The next $100,000 ($250,005 to $350,000) of bonus qualifying funds raised will receive 25% bonus Tokens.
- The next $150,000 ($350,005 to $500,000) of bonus qualifying funds raised will receive 20% bonus Tokens.
- The next $200,000 ($500,005 to $700,000) of bonus qualifying funds raised will receive 15% bonus Tokens.
- The next $200,000 ($700,005 to $900,000) of bonus qualifying funds raised will receive 10% bonus Tokens.
- The final $170,000 ($900,005 to $1070,000) of bonus qualifying funds raised will receive 5% bonus Tokens.

By way of illustration, if the aggregate amount is equal to $1,000.00 and the Token Price is equal to $5.00 per Token, the investor would receive 200 Tokens. If the investor invested $100.00 or more during the first $10,000 of funds raised, the investor would receive 100% bonus Tokens, or an additional 200 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token. The issuance of the bonus Tokens will result in dilution to holders of the Tokens.

14.   Do the securities offered have voting rights? ☐ Yes   ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes   ☑ No Not applicable. The holders of tokens do not have any voting rights.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

16. How may the terms of the securities being offered be modified?

Per the subscription agreement, the rights of the TocoCoin tokens are set forth in the Certificate of Incorporation, which may be amended as outlined in the "Certificate of Incorporation" section in question 13.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Common Stock:	50,000,000	50,000,000	☑ Yes ☐ No	☑ Yes ☐ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

NA

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

The security being offered will not have voting rights, and will be delivered via token.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The token holder rights are clearly defined herein. All other rights are owned by the Shareholders all of whom are also Officers and Directors of the Company and operate the Company on a day to day basis. Shareholders may take actions, the benefit(s) of which may inure solely to the Shareholders and not to token holders. For illustrative and example purposes only, and not intended to be a complete list, the Shareholders can sell their shares, transfer or sell control of the Company, merge or dissolve the Company, borrow monies, sell additional common or preferred shares, enter into contracts, buy or sell assets, pay, prepay or not pay any obligation including the tokens, initiate litigation or arbitration and any number of other permitted Shareholder or Officer actions acts that could potentially impact token holders differently than the Shareholders. Any one of these acts or omission either individually or in concert or combination could negatively impact token Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The initial price for the security was set arbitrarily based on decisions made by the principal shareholders at the time of their creation.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Please see Question # 13 for details.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage of financial interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a purchaser of the company's securities, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring any interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

24. Describe the material terms of any indebtedness of the issuer:

    The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?
    NONE

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: NO

    (1) any director or officer of the issuer;

    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

    The past two years have been spent solidifying key relationships with researchers, practitioners, and institutions related to the clinical research opportunities outlined in the Anticipated Business Plan. By continuing to engage in active conversation and planning, providing small sample amounts of tocotrienol material to researchers for animal studies/initial drug discovery, and facilitating necessary filings and proposals, H&G Science has been able to position itself for optimized monetization of successful clinical trial outcomes.

    At the time of this document (February 2019), H&G Science has detailed cost proposals on performing Phase I/II clinical trials for the three opportunities outlined in the Business Plan. The company also has made arrangements to provide the tocotrienol material needed to run the trials, thus securing its position as the preferred manufacturer upon market entry. Furthermore, the company has negotiated options, where appropriate, on intellectual property arising from the clinical research to monetize the final product as well as manufacture the active ingredient(s).

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    As of end of 2018 the company had $75,000 in inventory and no cash in the bank.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

H&G Science, LLC
For the Years Ended December 31, 2017 and
December 31, 2018
With Independent Accountant's Review Report

H&G Science LLC

Financial Statements

For Jan 1, 2017 through December 31, 2018

Contents





H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

ACCOUNTING & FINANCIAL

Jeremy A. Brown, CPA
Email: Jeremy@BrownInnovations.com
Ph: 773.477.7511

Independent Accountant's Review Report

The Board of Directors
H&G Science LLC

I have reviewed the accompanying financial statements of H&G Science LLC, which comprises the balance sheets for the period between January 1, 2017 and December 31, 2018, and the related statements of income, changes in partners' equity, and cash flows for the periods then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jeremy A. Brown, CPA

Chicago, Illinois
January 15, 2019



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current Assets:		
Cash and cash equivalents	14	176
Inventory	75,000	75,000
Total current assets	75,014	75,176
Deferred tax asset (*note 2*)	0	0
Total assets	$ 75,014	$ 75,176
Liabilities and Partners' Equity		
Current liabilities:		
Trade payable	65	0
Total current liabilities	65	0
Long-term obligations	0	0
Total liabilities	65	0
Partners' equity		
Ed Glicken	37,475	37,588
Kevin Henretta	37,475	37,588
Total partners' equity	74,949	75,176
Total liabilities and partners' equity	$ 75,014	$ 75,176

See Independent Accountant's Review Report.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current Assets:		
Cash and cash equivalents	14	176
Inventory	75,000	75,000
Total current assets	75,014	75,176
Deferred tax asset (*note 2*)	0	0
Total assets	$ 75,014	$ 75,176
Liabilities and Partners' Equity		
Current liabilities:		
Trade payable	65	0
Total current liabilities	65	0
Long-term obligations	0	0
Total liabilities	65	0
Partners' equity		
Ed Glicken	37,475	37,588
Kevin Henretta	37,475	37,588
Total partners' equity	74,949	75,176
Total liabilities and partners' equity	$ 75,014	$ 75,176

See Independent Accountant's Review Report.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Statements of Changes in Partners' Equity

	Ed Glicken	Kevin Henretta	Total Partners' Equity
Balance at December 31, 2016	$ 38,074	$ 38,074	$ 76,148
Plus: Partner's contributions	0	0	0
Less: Net loss	(487)	(486)	(973)
Balance at December 31, 2017	$ 37,588	$ 37,588	$ 75,176
Plus: Partner's contributions	$ 0	$ 0	0
Less: Net loss	(114)	(113)	(227)
Balance at December 31, 2018	37,474	37,475	74,949

See Independent Accountant's Review Report.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Statements of Cash Flows

	December 31, 2018	December 31, 2017
Operating activities		
Net income	$ (227)	$ (973)
Increase in inventory	0	0
Increase in trades payable	65	0
Net cash used by operating activities	(162)	(973)
Investing activities		
Property and equipment	0	0
Net cash used in investing activities	-	-
Financing activities		
Proceeds from capital contributions	0	0
Net cash provided by financing activities	0	0
Net (decrease) increase in cash and cash equivalents	(162)	(973)
Cash and cash equivalents at beginning of year	176	1149
Cash and cash equivalents at end of year	14	176

See Independent Accountant's Review Report.



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

H&G Science LLC, (the Company) is a development stage Minnesota corporation. H&G Science is a biotech company focused on the production/extraction of highly purified natural compounds. Currently, the Company supplies highly purified tocotrienol to research facilities for research and drug development. The Company can currently ship their orders to all 50 US states.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States and requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line midyear convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

See Independent Accountant's Review Report

8



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H&G Science LLC

Notes to Financial Statements (continued)
December 31, 2018

2. **Income Taxes**

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. **Commitments and Contingencies**

As of the date of issuance of financials, January 15, 2019, the company has no commitments or contingencies.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No
If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than March 31 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: hgscience.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158



H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

*   *   *   *   *



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD, INC. (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "TESTING THE WATERS" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED OR IN ANY STATE OR JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: H & G Science, Inc.
        1330 Goodrich Avenue
        St. Paul, MN 55105

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Class A Non-Voting Preferred Stock designated as "TocoCoin Tokens" (the "Securities"), of H & G Science, Inc. a Minnesota corporation (the



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

"Company"), at a purchase price of $5.00 per share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the TocoCoin Tokens are as set forth in the Certificate of Incorporation, as amended, included in the Exhibits to the Offering Statement of the company filed with the SEC (the "Offering Statement").

(b) Subscriber understands that the Securities are being offered pursuant to an offering circular (the "Offering Circular"), filed with the SEC as part of the Offering Statement. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, copies of the Offering Circular and Offering Statement, including the Exhibits thereto, and any other information required by the Subscriber to make an investment decision.

(c) Subscriber's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder relating to the rejected portion of the subscription shall terminate.

(d) The aggregate number of Securities sold shall not exceed 15,000,000 TocoCoin Tokens (the "maximum number of shares"). The Company may accept subscriptions until the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion, unless otherwise extended by the Company in its sole discretion in accordance with applicable SEC regulations (the "Termination Date"). The Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber and the terms of this Subscription Agreement, and the Company consents to the transfer in its sole discretion.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities by any means approved by the Company, including a check for available funds made payable to "Prime Trust*,* as Escrow Agent for Investors in H & G Science, Inc.", by ACH electronic transfer or by wire transfer to an account designated by the Company, or by any combination of such methods.

(b) Escrow arrangements. Payment for the Securities must be received by Prime Trust (the "**Escrow Agent**") from Subscriber by ACH electronic transfer, wire transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount set forth on the signature page hereto. Upon such Closing Date, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital


OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company's transfer agent (the "**Transfer Agent**"),

Escrow Agent Name	Prime Trust
Address	
Routing Number	
Account Number	
Account Name	

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Minnesota. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation A or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

(e) <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements for the periods indicated thereon, including, balance sheets of the Company, and the related statements of operations, stockholders' equity and cash flows for such periods (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present, in all material respects, the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The accounting firm which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth under the "Use of Proceeds" in the Offering Circular.

(g) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

<u>4. Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of each Closing Date:

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Accredited Investor Status or Investment Limits</u>. Subscriber represents that either:



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

(i) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Subscriber represents and warrants that the information set forth in response to question (c) on the signature page hereto concerning Subscriber is true and correct; or

(ii) The purchase price set out in paragraph (b) of the signature page to this Subscription Agreement, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Subscriber's annual income or net worth.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

 (e) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(f) Company Information. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(g) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(h) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(i) No Brokerage Fees. There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber. The undersigned will indemnify and hold the Company harmless against any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Minnesota.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN ST. PAUL, MINNESOTA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:



FP: truCrowd

H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

If to the Company, to:

H & G Science, Inc.
1330 Goodrich Avenue
St. Paul, MN 55105

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

H & G SCIENCE, INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Non-Voting Preferred Stock **H & G SCIENCE, INC.**, designated as "TocoCoin Tokens" by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The purchase price will be paid in (check one): ____ US Dollars ____ ETH ____ BTC

(b) For funds tendered in US Dollars

(i) The number of TocoCoin Tokens the undersigned hereby irrevocably subscribes for is:

(ii) The aggregate purchase price (based on a purchase price of $5.00 per Security) for the tokens the undersigned hereby irrevocably subscribes for is:

(c) At the Company's sole discretion, BTC may be tendered. For funds tendered in BTC

(i) The amount of BTC tendered:

(ii) Number of TocoCoin Tokens TBD based on conversion methodology (See Appendix B):

(d) At the Company's sole discretion, ETH may be tendered. For funds tendered in ETH

(i) The amount of ETH tendered:

(ii) Number of TocoCoin Tokens TBD based on conversion methodology (See Appendix B):

(e) EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto:

OR (ii) The amount set forth in paragraph (b) above (together with any previous investments in the Securities pursuant to this offering) does not exceed 10% of the greater of the undersigned's net worth or annual income.

(f) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

____

(print name of owner or joint owners)



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____

Signature

_____

Signature

_____

Name (Please Print)

_____

Name (Please Print)

_____

Email address

_____

Email address

_____

Address

_____

Address

_____

_____

Telephone Number

_____

Telephone Number

_____

Social Security Number/EIN

_____

Social Security Number

_____

Date

_____

Date

* * * * *

This Subscription is accepted
on _____, 2019

H & G Science, Inc.
By:
Name: Ed Glicken

Title: CEO



OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$25,000	$23,000
Maximum Amount	201,400	$1,070,000	$984,400

APPENDIX A

An accredited investor includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:



H & G Science Inc.
1330 Goodrich Ave
Saint Paul, MN 55105
424.262.4158

H&G Science

OFFERING STATEMENT

5,000 TocoCoin Tokens at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$25,000**	**$23,000**
Maximum Amount	**201,400**	**$1,070,000**	**$984,400**

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.